THE RULE FAMILY TRUST
7770 El Camino Real
Carlsbad, California 92009
Phone: 760-943-3939 – Fax 760-943-3940

February 17, 2011

NEWS RELEASE

THE RULE FAMILY TRUST TRANSFERS INSIDER SHARE POSITIONS
THROUGH SALE OF GLOBAL COMPANIES TO SPROTT INC.

Through the sale by A. Richards Rule IV and us (The Rule Family Trust U/A/D 12/17/98) of Global Resource Investments, Ltd., Terra Resource Investment Management, Inc. and Resource Capital Investment Corporation to Sprott Inc. (TSX: SII) of Toronto, Ontario, we have transferred control and direction over securities of various companies to Sprott as follows:

Issuer & Exchange	Number of Shares & Percentage of Outstanding		Number of Warrants & Partially Diluted Percentage of Outstanding
Canadian Phoenix Resources Corp. TSX-V: CXP	11,334,445	19.39%	0	-
Estrella Gold Corporation TSX-V: EST	1,418,800	8.86%	1,704,300	17.63%
Creston Moly Corp. TSX-V: CMS	28,226,000	9.87%	6,631,500	11.92%
Esperanza Resource Corp. TSX-V: EPZ	5,606,500	9.83%	400,000	10.46%
Eurasian Minerals Inc. TSX-V: EMX	4,961,135	13.50%	283,700	14.16%
Golden Arrow Resources Corp. TSX-V: GRG	4,142,500	11.60%	0	-
Highbury Projects Inc. TSX-V: HPI	980,000	11.17%	0	-
Inca Pacific Resources Inc. TSX-V: IPR	8,794,000	15.53%	0	-
Kobex Minerals Inc. TSX-V & AMEX: KXM	8,208,393	17.85%	0	-
Papuan Precious Metals Corp. TSX-V: PAU	4,166,667	7.75%	4,872,897	15.42%
Spur Ventures Inc. TSX: SVU	10,893,000	18.18%	0	-
Strategic Metals Ltd. TSX-V: SMD	8,500,000	10.91%	0	-
Western Uranium Corporation TSX-V: WUC	6,000,000	10.02%	0	-

We had previous filed Early Warning Reports with various Canadian Securities Commissions in respect of our acquisition of more than 10% of the shares (on a partially diluted basis) of such companies. We have now filed Early Warning Reports in respect of this material change to the information in such reports. Copies of the reports may be obtained from SEDAR (www.sedar.com) or without charge from us.

Contact: Gretchen Carter